Exhibit 99.1

Catalyst Paper Corporation

Annual Meeting of Holders of

Common Shares of

Catalyst Paper Corporation (the “Issuer”)

May 7, 2014

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Votes By Ballot
General Business	Outcome of Vote	Votes For	Votes Withheld

1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed

(a) John Brecker

(b) Todd Dillabough

(c) Walter A. Jones

(d) Leslie T. Lederer

(e) Jill Leversage

(f) Joe Nemeth

	Carried	9,705,578 9,705,578 9,705,578 9,705,578 9,705,578 9,705,578	25 25 25 25 25 25
		Votes by Proxy
2. The re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation	Carried	10,267,068	431